TASEKO MINES LIMITED
Suite 1020 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6

INFORMATION CIRCULAR
as at February 15, 2007

This Information Circular is furnished in connection with the solicitation of proxies by the management of Taseko Mines Limited (the “Company”) for use at the annual and special general meeting (the “Meeting”) of its shareholders to be held on March 15, 2007 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Taseko Mines Limited. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)	completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-

249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from ADP, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. by fax within North America at 1-866-249-7775, outside North America at (416) 263- 9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed February 7, 2007 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of the date of the Record Date, there were 128,508,175 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, no person or corporation beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at the Record Date. This information was supplied to the Company by the shareholders and from the insider reports available at www.sedi.ca.

The following documents are filed with the securities commissions or similar regulatory authorities of British Columbia, Alberta and Ontario and are specifically incorporated by reference into, and form an integral part of, this information circular:

  Audited financial statements for the fiscal year ended September 30, 2006 financial statements and related Management Discussion and Analysis filed on SEDAR on December 18, 2006; and

  Annual Information Form filed for the fiscal year ended September 30, 2006 filed on SEDAR on December 29, 2006. The Annual Information Form contains audit committee disclosure as required by Multilateral Instrument 52-110.

Copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from the Company’s Investors Relation Department at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone no. (604) 684-6365 or fax no. (604) 684-8092. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended September 30, 2006, with related management discussion and analysis thereof and the report of the auditor will be placed before the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently determined at ten. The board proposes that the number of directors remain at ten. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at ten.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at February 15, 2007.

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
William P. Armstrong Director British Columbia, Canada	Since May 2006	Nil (1)
David J. Copeland Director British Columbia, Canada	Since March 1994	990,045 Common Shares(2)
T. Barry Coughlan Director British Columbia, Canada	Since February 2001	150,000 Common Shares(2)

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
Scott D. Cousens Director British Columbia, Canada	Since October 1992	684,966 Common Shares(2)
Robert A. Dickinson Co-Chairman of the Board of Directors British Columbia, Canada	Since January 1991	315,600 Common Shares(2)
David Elliott Director British Columbia, Canada	Since July 2004	60,000 Common Shares(2)
Russell E. Hallbauer President, Chief Executive Officer and Director British Columbia, Canada	Since July 2005	211,500 Common Shares(3)
Wayne Kirk Director California, USA	Since July 2004	50,000 Common Shares (2)
Jeffrey R. Mason Secretary, Chief Financial Officer and Director British Columbia, Canada	Since February 1994	10,000 Common Shares (4)
Ronald W. Thiessen Co-Chairman of the Board and Director British Columbia, Canada	Since October 1993	1,566,346 Common Shares(5)

Notes:

1.

Mr. Armstrong holds options to purchase 90,000 Common Shares at an exercise price of $2.68 per Share expiring on March 28, 2011, and 81,000 Common Shares at $3.07 per Share expiring on February 24, 2012.

2.

Mr. Copeland, Mr. Coughlan, Mr. Cousens, Mr. Dickinson, Mr. Elliott and Mr. Kirk each hold options to purchase 50,000 Common Shares at an exercise price of $2.18 per Share expiring on March 28, 2011, 40,000 Common Shares at $2.63 per Share expiring on March 28, 2011 and 81,000 Common Shares at $3.07 per Share expiring on February 24, 2012.

3.

Mr. Hallbauer holds options to purchase 780,000 Common Shares at an exercise price of $1.15 per Share expiring on September 28, 2010 and 675,000 Common Shares at $3.07 per Share expiring on February 24, 2012.

4.

Mr. Mason holds options to purchase 50,000 Common Shares at an exercise price of $2.18 per Share expiring on March 28, 2011, 40,000 Common Shares at $2.63 expiring on March 28, 2011 and 165,000 Common Shares at $3.07 per Share expiring on February 24, 2012.

5.

Mr. Thiessen holds options to purchase 75,000 Common Shares at an exercise price of $2.18 per Share expiring on March 28, 2011, 60,000 Common Shares at $2.63 expiring on March 29, 2011 and 165,000 Common Shares at $3.07 per Share expiring on February 24, 2012

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

WILLIAM P. ARMSTRONG, P.Eng. – Director

Mr. Armstrong earned his Bachelors and Masters degrees in Geological Engineering from the University of British Columbia and has more than 45 years experience in the mining industry. He recently retired from Teck Cominco Ltd., where he was General Manager, Resource Evaluations, and responsible for the evaluation of potential acquisitions and divestitures. He was also responsible for the company’s mineral reserves and resources. During his career with Cominco Ltd., and Teck Cominco Ltd., Mr. Armstrong has been involved in feasibility studies, construction and operation of a large number of mines, including coal deposits, underground and open pit base metal mines and precious metal mines.

Mr. Armstrong is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	May 2006	Present
Compania Minera El Brocal	Director	January 2001	Present

DAVID COPELAND, P.Eng. - Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc., a private company with certain directors in common with the Company, provides consulting services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	March 1994	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Casamiro Resource Corp.	Director	February 1995	August 2002
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director & CEO	September 2006	Present

BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who over the past 24 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 2001	Present
Continental Minerals Corporation	Director	May 2006	Present
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present
AMS Homecare Inc.	Director	November 2001	November 2004

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1992	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present

ROBERT DICKINSON, B.Sc., M.Sc. – Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration – Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	December 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	July 1991	Present
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Ventures Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006

DAVID ELLIOTT, B.Comm., ICD.D. FCA - Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Currently, Mr. Elliott is a director and audit committee chairman of North Dynasty Minerals Ltd., Taseko Mines Limited, Anooraq Resources Corporation and Great Basin Gold Ltd.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
StorageFlow Systems Corp.	Director	May 2002	June 2003
	President	May 2002	June 2004

RUSSELL HALLBAUER, P.Eng. – Director, President & CEO

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director, President and Chief Executive Officer	July 2005	Present

WAYNE KIRK, LLB – Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 years professional experience Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present

JEFFREY MASON, B.Comm., CA – Director, Chief Financial Officer and Secretary

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present
Coastal Contacts Inc.	Director	October 2006	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006

Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present

RONALD THIESSEN, CA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present

Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief	September 2000	December 2005
	Executive Officer Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

APPOINTMENT OF AUDITOR

KPMG, LLP, Chartered Accountants, of 777 Dunsmuir Street, 13th Floor, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the Audit Committee. KPMG, LLP was first appointed auditor of the Company on November 19, 1999 and has been the Company’s auditor since then.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Company, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The audit committee has adopted a charter that sets out its mandate and responsibilities. A copy of the audit committee charter was attached to the 2005 information circular and is also available for download from the Company’s website (www.tasekomines.com).

Composition of the Audit Committee

The members of the audit committee are David Elliott, Wayne Kirk and William Armstrong. Mr. Armstrong was appointed to the audit committee on February 7, 2007. Each audit committee member is an independent director and is financially literate. Mr. Elliott, the Committee’s chairman, is a Chartered Accountant and hence a financial expert.

Relevant Education and Experience

Disclosure respecting the education and experience of the Committee is provided in their biographies above. As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

Reliance on Certain Exemptions

The Company’s auditors, KPMG, have not provided any material non-audit services.

Pre-Approval Policies and Procedures for Non-Audit Services

The audit committee has adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audit services provided by KPMG to the Company to ensure auditor independence. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

	Year ended	Year ended
Services:
	September 30, 2006	September 30, 2005
Audit Fees	$ 407,500	$ 89,750
Audit-Related Fees(1)	18,000	–
Tax Fees	32,000	18,500
All Other Fees	–	–
	$ 457,500	$ 108,250

Notes:

(1)

"Audit Fees" include fees necessary to perform the annual audit and, if necessary, quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	"All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management in a number of ways including by holding regular meetings at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

The independent members of the Board of Directors of the Company are Messrs. William Armstrong, Barry Coughlan, David Elliott, and Wayne Kirk.

The non-independent directors are Messrs. David Copeland (provides engineering services), Scott Cousens (provides capital finance and investor relations services), Robert Dickinson (provides geological consulting services), Russell Hallbauer (President and Chief Executive Officer), Jeffrey Mason (Chief Financial Officer), and Ronald Thiessen (Chairman of the Board).

The following table sets forth the record of attendance of board and committee meetings by Directors for the 12 months ended September 30, 2006.

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee
William P. Armstrong (1)	2 of 2	N/A	N/A	N/A
David J. Copeland	2 of 4	N/A	N/A	N/A
T. Barry Coughlan (2)	3 of 4	4 of 5	4 of 4	5 of 5
Scott D. Cousens	2 of 4	N/A	N/A	N/A
Robert A. Dickinson	4 of 2	N/A	N/A	N/A
David Elliott (3)	4 of 4	5 of 5	4 of 4	3 of 5
Russell E. Hallbauer	4 of 4	N/A	N/A	N/A
Wayne Kirk (4)	4 of 4	5 of 5	4 of 4	5 of 5
Jeffrey R. Mason	4 of 4	N/A	2 of 4	2 of 5
Ronald W. Thiessen	4 of 4	N/A	N/A	N/A

(1)	Appointed to the Board of Directors on May 31, 2006.
(2)	Compensation Committee Chairman.
(3)	Audit Committee Chairman.
(4)	Nominating and Governance Committee Chairman.

2. Other Directorships

The section entitled "Election of Directors" in this Information Circular gives details of other reporting issuers of which each director is a director or officer.

3. Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors. Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

4. Ethical Business Conduct

The Board has adopted an ethics policy which is available on the Company’s website and in addition has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

5. Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board has a Nominating and Governance Committee. However, its functions in this regard continue to be currently performed by the Board as a whole. The Nominating and Governance Committee currently comprises of Messrs. Armstrong, Coughlan, Elliott, Kirk and Hallbauer.

6. Compensation

The Compensation Committee determines compensation for the directors and CEO. The Compensation Committee currently comprises of Messrs. Coughlan, Armstrong, Kirk and Mason.

7. Other Board Committees

The Board has created an Investment Committee as of February 7, 2007. The function of the Investment Committee is to consider and evaluate the Company’s existing investments and consider potential new investment opportunities for the Company. The Investment Committee currently comprises of Messrs. Armstrong, Elliott, Kirk, Hallbauer and Mason.

The Board also has an Executive Committee as of December 12, 2006. The function of the Executive Committee is to review and authorize certain capital expenditures. The Executive Committee currently comprises of Messrs. Armstrong, Hallbauer, Mason and Thiessen.

The Board has no other committees other than the Audit Committee, Nominating and Governance Committee, Executive, Compensation Committee and Investment Committee.

8. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Board and its committees have considered self-assessment procedures and may formalize procedures to accommodate this in the future. The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Russell Hallbauer, President and Chief Executive Officer, Jeffrey Mason, Chief Financial Officer, Ronald Thiessen, Chairman of the Board, and John W. McManus, Vice-President, Operations are each a “Named

Executive Officer” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Russell E. Hallbauer President and Chief Executive Officer	2006 2005	335,000 79,135	Nil Nil	Nil Nil	Nil 780,000 (3)	Nil Nil	Nil Nil	Nil Nil
Ronald W. Thiessen Chairman of the Board, Former President and Chief Executive Officer	2006 2005 2004	132,027 38,418 48,576	Nil Nil Nil	Nil Nil Nil	135,000 (4) Nil 780,000 (2)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Secretary and Chief Financial Officer	2006 2005 2004	94,973 26,085 36,027	Nil Nil Nil	Nil Nil Nil	90,000 (5) Nil 780,000 (2)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
John W. McManus (1) Vice President, Operations	2006 2005	175,000 Nil	Nil Nil	Nil Nil	Nil 300,000 (6)	Nil Nil	Nil Nil	Nil Nil
Notes:
(1)	Mr. McManus was appointed as Vice-President, Operations on October 11, 2005.

(2)

These options were granted as follows: 280,000 on October 10, 2003 at an exercise price of $0.55 per Common Share and expire on September 29, 2006; 200,000 May 20, 2004 at an exercise price of $1.36 per Common Share and expire on September 29, 2006; 300,000 on September 24, 2004 at an exercise price of $1.40 per Common Share and expire on September 20, 2006.

(3)	These options were granted on May 31, 2005 at an exercise of $1.15 per Common Share and expire on September 28, 2010.

(4)

These options were granted as follows: 75,000 on March 28, 2006 at an exercise price of $2.18 per Common Share and expire on March 28, 2011 and 60,000 on April 5, 2006 at an exercise price of $2.63 per Common Share and expire on March 28, 2011.

(5)

These options were granted as follows: 50,000 on March 28, 2006 at an exercise price of $2.28 per Common Share and expire on March 28, 2011 and 40,000 on April 5, 2006 at an exercise price of $2.63 and expire on March 28, 2011.

(6)	These options were granted on Sept 22, 2005 at an exercise of $1.15 per Common Share and expire on September 28, 2010.

Long-Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is “a plan providing compensation intended to motivate performance over a period greater than one financial year” and does not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options and Stock Appreciation Rights

The Company did not have a stock appreciation rights (“SARs”) plan during the fiscal year ended September 30, 2006.

The share options granted to the Named Executive Officers during the financial year ended September 30, 2006 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ronald W. Thiessen	75,000	3.47%	$2.18	$2.18	March 28, 2011
Ronald W. Thiessen	60,000	2.78%	$2.63	$2.63	March 28, 2011
Jeffrey R. Mason	50,000	2.32%	$2.18	$2.18	March 28, 2011

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Jeffrey R. Mason	40,000	1.85%	$2.63	$2.63	March 28, 2011

The share options exercised by the Named Executive Officers during the financial year ended September 30, 2006 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Russell E. Hallbauer	Nil	Nil	520,000 / 260,000	650,000 / 325,000
Ronald W. Thiessen	780,000	925,800	45,000 / 90,000	5,500 / 11,000
Jeffrey R. Mason	780,000	1,009,495	30,000 / 60,000	3,667 / 7,333
John W. McManus	Nil	Nil	200,000 / 100,000	250,000 / 125,000

The closing share price of the Company on September 30, 2006 was $2.40.

No share options were repriced on behalf of the Named Executive Officers during the financial year ended September 30, 2006.

Defined Benefit or Actuarial Plan Disclosure

There are no defined benefits or actuarial plans in place for the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer other than Mr. Hallbauer and Mr. McManus, who have employment agreements with Hunter Dickinson Inc. and are seconded to the Company.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s Responsibilities following a change in control.

Compensation Committee Disclosure

The purposes and responsibilities of the Compensation Committee with respect to compensation matters are to assist the Board of Directors in carrying out its responsibilities relating to executive and director compensation. In furtherance of this purpose, the Compensation Committee has the following duties, responsibilities and authority:

(a)           To recommend to the Board of Directors the form and amount of compensation to be paid by the Company to the directors, including compensation to be paid in consideration of a director acting on a committee of the Board of Directors. The Compensation Committee will review the compensation of the Company’s directors at least annually and from time to time as deemed appropriate.

(b)           To annually review and approve corporate goals and objectives relating to the compensation of the Company’s executive officers, including the Chief Executive Officer, Chief Financial Officer and other senior officers (collectively, the “Officers”). The Compensation Committee will evaluate the performance of the Officers in light of those goals and review and recommend the Officers’ annual compensation and incentive plan participation levels and bases of participation. The Compensation Committee will recommend to the Board of Directors compensation of the Chief Executive Officer. The Chief Executive Officer must not be present during voting or deliberations of the Compensation Committee regarding the compensation of the Chief Executive Officer. The Compensation Committee will recommend to the Board of Directors the compensation for all other Officers of the Company. Determinations of compensation will include determination as to salary, bonus, incentive and unit compensation. In recommending the long-term incentive component of Officers’ compensation, the Compensation Committee will consider the Company’s performance and relative shareholder return, the values of similar incentive awards to Officers at comparable companies, and the awards given to the Officers in past years.

(c)           To recommend on an annual basis the evaluation process and compensation structure for the Company’s other Employees. The Compensation Committee shall evaluate their performance and shall recommend the annual compensation, including salary, bonus, and incentive compensation. The Compensation Committee shall also provide oversight of management’s decisions concerning the performance and compensation of the Company’s employees.

(d)           Based upon input and recommendations from the Officers, to review the Company’s incentive compensation and other stock-based plans and recommend changes in such plans to the Board of Directors as needed, and to review and submit to the Board of Directors recommendations concerning new executive compensation or stock-based plans.

(e)           To administer the stock option plan.

Report on Executive Compensation

This report on executive compensation has been prepared by the Board of Directors. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company. As part of its mandate, the Board determines the type and amount of compensation for the President and Chief Executive Officer. The Board monitors the compensation of the Chief Operating Officer and the Chief Financial Officer. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company's Compensation Committee tracks and also retains independent compensation consultants for professional advice and as a source of competitive market information on compensation levels for the Company’s executives.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)           attracting and retaining talented, qualified and effective executives;

(b)           motivating the short and long-term performance of these executives; and

(c)           better aligning their interests with those of the Company's shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board's view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on companies earning comparable revenues in a similar industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Incentive Compensation

The Company's primary objective is to achieve certain strategic objectives and milestones. The Board approves executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. In the most recently completed fiscal year, no bonuses were paid to senior executives of the Company.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Vesting terms of options granted to senior executives are determined by the Compensation Committee. Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is approved annually by the Board of Directors. Base cash compensation and variable cash compensation levels are based on market survey data provided to the Board by independent consultants.

The Compensation Committee periodically considers the grant of stock options. Options have been granted to the Chief Executive Officer taking into account competitive compensation factors and the belief that options help align the Chief Executive Officer with the interests of shareholders.

Performance Graph

The following graph compares the total cumulative return to a shareholder who invested $100 in Common Shares of the Company on October 1, 2001, with the cumulative total return of the TSX Exchange Composite Index as at the September 30 year ends of the Company:

Note:
1.	The Company ceased trading on the TSX Venture Exchange on March 7, 2006 and commenced trading on the TSX Exchange on March 8, 2006.

Compensation of Directors

Effective January 1, 2005, each independent director of the Company is paid an annual director’s fee of $45,000 and an additional fee of $5,000 for the Audit Committee’s Chairperson and $3,000 each for other Committee Chairperson. Executive officers do not receive additional compensation for serving as a director.

The following directors received options to purchase Common Shares under the Option Plan of the Company during the year ended September 30, 2006:

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Date of Grant	Expiration Date
William P. Armstrong	90,000	$2.68	June 30, 2006	March 11, 2011
David J. Copeland	50,000	$2.18	March 28, 2006	March 11, 2011
David J. Copeland	40,000	$2.63	April 5, 2006	March 11, 2011
Barry Coughlan	50,000	$2.18	March 28, 2006	March 11, 2011
Barry Coughlan	40,000	$2.63	April 5, 2006	March 11, 2011
Scott D. Cousens	50,000	$2.18	March 28, 2006	March 11, 2011
Scott D. Cousens	40,000	$2.63	April 5, 2006	March 11, 2011
Robert A. Dickinson	50,000	$2.18	March 28, 2006	March 11, 2011
Robert A. Dickinson	40,000	$2.63	April 5, 2006	March 11, 2011
David Elliott	50,000	$2.18	March 28, 2006	March 11, 2011
David Elliott	40,000	$2.63	April 5, 2006	March 11, 2011
Wayne Kirk	50,000	$2.18	March 28, 2006	March 11, 2011
Wayne Kirk	40,000	$2.63	April 5, 2006	March 11, 2011
Jeffrey R. Mason	50,000	$2.18	March 28, 2006	March 11, 2011
Jeffrey R. Mason	40,000	$2.63	April 5, 2006	March 11, 2011
Ronald W. Thiessen	75,000	$2.18	March 28, 2006	March 11, 2011
Ronald W. Thiessen	60,000	$2.63	April 5, 2006	March 11, 2011

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The equity compensation plan which the Company currently has in place is the 2006 Share Option Plan (the “Option Plan”) which was approved by shareholders on March 22, 2006. The Option Plan is administered by the Compensation Committee of the Board of Directors. The Option Plan provides that options will be issued to directors, officers, employees or management and others who provide services to the Company or any subsidiary of the Company. The Option Plan provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. Under the Option Plan, as the outstanding options are exercised and the issued and outstanding Common Shares of the Company increases, the percentage of options available for granting to eligible optionees will increase. As at the date hereof there are options outstanding to purchase an aggregate of 6,261,834 Common Shares. A copy of the Option Plan will be available at the Meeting and a copy can by obtained from the Company.

The material terms of the Option Plan are:

The exercise price of an option will be set by the Board at the time such option is allocated under the Option Plan, and cannot be less than the Market Price, calculated on the day before the grant.

An option can be exercisable for a maximum of 10 years from the effective date. Vesting of options is at the discretion of the Board, and will generally be subject to:

(i)           the service provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

(ii)          remaining as a Director of the Company or any of its subsidiaries or affiliates during the vesting period.

No option may be exercised after the service provider has left the employ/office or has been advised his services are no longer required or his service contract has expired, except as follows:

(i)           in the case of the death of an optionee, any vested option held by him at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

(ii)          subject to the other provisions of this section, vested options shall expire 90 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and all unvested options shall immediately terminate without right to exercise same;

(iii)         in the case of an optionee being dismissed from employment or service for cause, such optionee’s options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same;

(iv)          in the event of a change of control occurring, options granted to directors and officers which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the change of control; and

(v)           in the event of a Director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the Director from being a member of the Board, options granted which are subject to a vesting provision shall be deemed to have vested on the date of Meeting upon which the Director is not re-elected.

Subject to §3.4(a) of the Option Plan, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable.

The number of Common Shares subject to an option will be subject to adjustment in the events and in the manner following:

(i)           in the event of a subdivision of Common Shares as constituted on the date hereof, at any time while an option is in effect, into a greater number of Common Shares, the Company will thereafter deliver at the time of purchase of optioned shares hereunder, in addition to the number of optioned shares in respect of which the right to purchase is then being exercised, such additional number of Common Shares as result from the subdivision without an optionee making any additional payment or giving any other consideration therefor;

(ii)          in the event of a consolidation of the Common Shares as constituted on the date hereof, at any time while an option is in effect, into a lesser number of Common Shares, the Company will thereafter deliver and an optionee will accept, at the time of purchase of optioned shares hereunder, in lieu of the number of optioned shares in respect of which the right to purchase is then being exercised, the lesser number of Common Shares as result from the consolidation;

(iii)         in the event of any change of the Common Shares as constituted on the date hereof, at any time while an option is in effect, the Company will thereafter deliver at the time of purchase of optioned Shares hereunder the number of shares of the appropriate class resulting from the said change as an optionee would have been entitled to receive in respect of the number of Common Shares so purchased had the right to purchase been exercised before such change;

(iv)          in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an option is in effect, an optionee will thereafter have the right to purchase and receive, in lieu of the optioned shares immediately theretofore purchasable and receivable upon the exercise of the option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Common Shares equal to the number of optioned shares immediately theretofore purchasable and receivable upon the exercise of the option would have received as a result thereof. The subdivision or consolidation of Common Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this §3.6(d);

(v)           an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this Section are cumulative;

(vi)          the Company will not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Common Share that would, except for the provisions of this section, be deliverable upon the exercise of an option will be cancelled and not be deliverable by the Company; and

(vii)         if any questions arise at any time with respect to the exercise price or number of optioned shares deliverable upon exercise of an option in any of the events set out in this section, such questions will be conclusively determined by the Company’s auditors, or, if they decline to so act, any other firm of Chartered Accountants, in Vancouver, British Columbia (or in the city of the Company’s principal executive office) that the Company may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all optionees.

The following table sets out equity compensation plan information as at the end of the financial year ended September 30, 2006.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights under equity compensation plans	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Option Plan)	3,578,834	$1.78	9,259,983
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,578,834	$1.78	9,259,983

Other notes:

(1)

The Company granted 2,159,500 options in the financial year ended September 30, 2006.and 2,833,000 options since September 30, 2006 to the date of the mailing of this Information Circular, for which TSX acceptance will be filed prior to the date of the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended September 30, 2006, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996 (the “Agreement”).

Pursuant to the Agreement an aggregate of $2,869,003 was paid directly by the Company to HDI for services rendered during the year ended December 31, 2006.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.           Amendments to Share Option Plan

The Toronto Stock Exchange (“TSX”) requires that each company listed on the exchange, and proposing to grant options, have a stock option plan. In order to comply with the policies of the TSX, and to provide incentive to directors, officers, employees, management and others who provide services to the Company or any subsidiary to act in the best interests of the Company, the shareholders of the Company adopted a Share Option Plan (the “Option Plan”) at the Company’s annual general meeting in 2006. Under the policies of the TSX, the continuation of the Option Plan requires shareholder approval at every third annual meeting of the Company by ordinary resolution.

Under the Option Plan, a maximum of 10% of the issued and outstanding common shares of the Company at the time an option is granted, less Common Shares reserved for issuance outstanding in the Option Plan, are reserved for options to be granted at the discretion of the Company’s board of directors to eligible optionees (the “Optionees”). This type of Option Plan is called a “rolling” plan. During the Company's financial year ended September 30, 2006, and to the date of the mailing of this Information Circular, options to purchase an aggregate of 6,261,834 Common Shares have been granted by the Company, representing approximately 4.9% of Common Shares outstanding. The Option Plan is subject to restrictions that provide that insiders may not be, as a group, issued in excess of 10% of the issued Common Shares within any 12 month period. The number of common shares issuable to insiders as a group under the option plan, when combined with common shares issuable to insiders under all of the Company’s other security based compensation plan, may not exceed 10% of the Company’s issued common shares and no exercise price of an option granted to an insider may be reduced nor an extension to the term of an option granted to an insider extended without further shareholders’ approval. Options under the Option Plan must be granted at the five day volume weighted average trading price (“VWAP”) of the Common Shares which is calculated by dividing the total value of the securities traded for the relevant period of the total volume. Where appropriate, the TSX may exclude internal crosses and certain other special terms trades from the calculation.

The Company is of the view that the Option Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees and must reflect in competitive compensation relative to other companies in the industry. The directors of the Company have approved amendments to the Option Plan to be effective March 15, 2007, subject to shareholder approval. The amendments are subject to TSX acceptance. The amendments are both of a substantive and administrative nature as further described below.

The Board has determined that, in order to reasonably protect the rights of the participants under the Option Plan, certain amendments should be made to the Option Plan. In addition, as a matter of administration of the Option Plan, the Board has determined that it is necessary to clarify when amendments to the Option Plan may be made by the Board without further shareholder approval. Accordingly, the Board proposes that the Option Plan be amended to provide that:

(a)           All outstanding but unvested options will vest immediately prior to completion of a successful take over-bid (as defined in applicable securities legislation) so as to allow the holders to tender to such bid;

(b)           If an option which has been previously granted is set to expire during a period in which trading in securities of the Company any Option Plan participant is restricted by a black-out, or within 9 business days of the expiry of the option will be extended to 10 business days after the trading restrictions are lifted; and

(c)           The Option Plan and outstanding options may be amended by the Board in the following circumstances:

(i)           it may make amendments which are of a typographical, grammatical or clerical nature only;

(ii)          it may change the vesting provisions of an outstanding option;

(iii)         it may change the termination provisions of an outstanding option granted which does not entail an extension beyond the original expiry date of such option

(iv)          it may add a cashless exercise feature whereby the Option can be deemed to be exercised without an actual cash payment, to the extent the relevant cashless portion is in-the-money. The in-the-money portion may be paid in cash or Common Shares upon its cashless exercise however, provided that the total number of Options used in the calculation of the in-the-money amount will be deemed exercised and therefore deducted from the number of Common Shares reserved under the Option Plan;

(v)           it may make amendments necessary as a result in changes in securities laws applicable to the Company;

(vi)          if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(vii)         it may make such amendments as reduce, and do not increase, the benefits of this Option Plan to service providers.

The full text of the amended Option Plan will be filed prior to the Meeting in a Material Change Report expected to be filed in February 2007, and which will be available for download at www.sedar.com. As well, a copy of the Option Plan will be available for inspection at the Meeting.

In accordance with the policies of the TSX, the amendments to the Option Plan must be approved by a majority of the votes cast at the Meeting.

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

 “Resolved that:

(a)           the Option Plan be amended to include vesting of options on a take over bid, extension of the expiry of options during the black out periods, and the amendment procedures, all as more particularly described in the Information Circular of the Company dated as of February 15, 2007.

(b)           The Company be authorized to abandon all or any part of the amendments to the Option Plan if the Board of the Company deems it appropriate and in the best interests of the Company to do so; and

(c)           any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.

The Board recommends that shareholders vote in favour of the amendments to the Option Plan.

B.           Shareholder Rights Plan

The Board adopted a shareholder rights plan agreement (the “Rights Plan”) effective February 13, 2007 (the “Effective Date”). The objective of the Board in adopting the Rights Plan is to ensure the fair treatment of Shareholders in connection with any take-over bid for the Common Shares of the Company. The Rights Plan was not adopted in response to any proposal to acquire control of the Company.

The specific terms of the Rights Plan will be reflected in an agreement to be finalized between the Company and Computershare Investor Services Inc., as Rights Agent, and expected to be dated effective as of The Effective Date. The principal terms of the Rights Plan are summarized below. The full text of the Rights Plan will be filed prior to the Meeting in a Material Change Report expected to file in February 2007, and which will be available for download at www.SEDAR.com. As well, a copy of the Rights Plan will be available for inspection at the Meeting.

Purpose of Rights Plan

The primary objective of the Rights Plan is to ensure that all Shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

Summary of Rights Plan

The following summary of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Plan.

Issue of Rights

The Company will issue one right (a “Right”) in respect of each Common Share outstanding at February 13 (the “Record Time”). The Company will issue Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

The Rights

Each Right will entitle the holder, subject to the terms and conditions of the Rights Plan, to purchase additional Common Shares of the Company after the Separation Time.

Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the Common Shares, and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates, which will be transferable separately from and independent of the Common Shares.

Exercise of Rights

The Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the exercise price of $40 (subject to certain anti-dilution adjustments). This exercise price is expected to be in excess of the estimated maximum value of the Common Shares during the term of the Rights Plan. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of Common Shares which have an aggregate market price equal to twice the exercise price of the Rights for a price equal to the exercise price (subject to adjustment). Effectively, this means a Shareholder of the Company (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their market price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who becomes the Beneficial Owner (defined below) of 20% or more of the Company’s outstanding Common Shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner of securities if such person or its affiliates or associates or any other person acting jointly or in concert with such person, owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a tender or exchange offer or take- over bid, unless those securities have been taken up or paid for;

(b)	such person has agreed to deposit or tender the securities to a take-over bid pursuant to a permitted lock-up agreement;

(c)

such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds, investment funds or public assets for others, as long as that person:

	(i)	holds those Common Shares in the ordinary course of its business for the account of others;

	(ii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

	(iii)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)	the date of the commencement or announcement of the intent of a person to commence a take- over bid (other than a Permitted Bid or Competing Permitted Bid); and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan;

(b)	immediately after the Company’s annual meeting of Shareholders to be held in 2010 unless at such meeting the duration of the Rights Plan is extended; and

(c)	180 days after the date of the Rights Plan if the Rights Plan is not ratified by Shareholders in accordance with the requirements of the TSX.

Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person, provided the Flip-In Event is deemed to occur at the close of business on the 10th day after the first date of a public announcement of facts indicating that an Acquiring Person has become such. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person, or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and, as a result, the Acquiring Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of Common Shares (other than the Offeror);

(b)

the Offeror agrees that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the Common Shares may be deposited to and withdrawn from the take- over bid at any time before such Common Shares are taken up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Common Shares.

Definition of “Competing Permitted Bid”

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

(b)

satisfies all the requirements of a Permitted Bid other than the requirement that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn; and

(c)

contains the conditions that no Common Shares be taken up or paid for pursuant to the Competing Permitted Bid prior to the close of business on a date that is not earlier than the later of 35 days after the date of the Competing Permitted Bid and the earliest date on which the Common Shares may be taken up or paid for under any prior bid in existence at the date of such Competing Permitted Bid; and then only if, at the time that such Common Shares are first taken up or paid for, more than 50% of then outstanding Common Shares held by Shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the Competing Permitted Bid and not withdrawn.

Redemption of Rights

All (but not less than all) of the Rights may be redeemed by the Board with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of $0.0001 per Right (subject to adjustment). In addition, in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan, the Company will immediately upon such acquisition and without further formality, redeem the Rights at the redemption price. If the Rights are redeemed pursuant to the

Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the “Flip-In” provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of that first bid. The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire at the Expiration Time (defined above).

Amending Power

Except for amendments to correct clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of applicable legislation or applicable rules or policies of securities regulatory authorities, Shareholder (other than the Offeror and certain related parties) or Rights holder majority approval is required for supplements or amendments to the Rights Plan. In addition, any supplement or amendment to the Rights Plan will require the written concurrence of the Rights Agent and prior written consent of the TSX.

Rights Agent

The Rights Agent under the Rights Plan is Computershare Investor Services Inc.

Rights Holder not a Shareholder

Until a Right is exercised, the holders thereof as such, will have no rights as a Shareholder of the Company.

In accordance with the policies of the TSX, the Rights Plan must be approved by a majority of the votes cast at the Meeting within 180 days of the adoption by the Board’s of the Rights Plan.

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

“Resolved that:

(a)           the Rights Plan as described in the Information Circular of the Company dated as a February 15, 2007 be hereby ratified and approved.

(b)           The Company be authorized to abandon the Rights Plan if the Board of the Company deems it appropriate and in the best interests of the Company to do so; and

(c)           any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.

The Board of recommends that Shareholders vote in favour of the ratification and approval of the Rights Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s annual information circular filed on SEDAR and in the audited financial statements for the years ended September 30, 2006 and September 30, 2005 and the accompanying auditor’s report thereon and related management discussion and analysis. Copies of the Company’s most current interim financial statements and related management discussion and analysis, and additional information may be obtained from SEDAR at www.sedar.com and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Vancouver, British Columbia, February 15, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

Russell Hallbauer
President and Chief Executive Officer